Report of Independent Registered Public Accounting Firm
The Board of Trustees of

Mellon Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Mellon Funds Trust
(comprised of Mellon Large Cap Stock Fund, Mellon Income Stock Fund,
Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund, Mellon Bond Fund,
Mellon Intermediate Bond Fund, Mellon Short-Term U.S. Government
Securities Fund, Mellon National Intermediate Municipal Bond Fund,
Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund, Mellon Massachusetts Intermediate Municipal Bond Fund, Mellon Balanced Fund, Mellon Money Market Fund, and Mellon National Municipal Money Market Fund) (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 (the Act) as of
August 31, 2006. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2006 and with respect to agreement of security purchases and sales, for the period from June 30, 2006 (the date of our last examination), through August 31, 2006:

1. 	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
2. 	Reconciliation between the Funds' accounting records and the custodian's records as of August 31, 2006 and verified reconciling items;
3.      Confirmation of pending purchases for the Funds as of August
31, 2006 with brokers, and where responses were not received, an inspection of documentation corresponding to subsequent cash payments;
4.	Agreement of pending sale activity for the Funds as of August 31,
2006 to documentation of corresponding subsequent cash receipts;
5.	Agreement of Mellon Funds Trust trade tickets for seven purchases and eight sales or maturities for the period June 30, 2006 (the date of our last examination) through August 31, 2006, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
6. 	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records;
7.	We reviewed Mellon Global Securities Services Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70
Report") for the period January 1, 2006 through June 30, 2006 and noted no negative findings were reported in the areas of Asset Custody and Control; and
8.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section IV Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Reports, have remained in operation and functioned adequately from June 30, 2006 through December 31, 2006.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Mellon Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Mellon Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
KPMG LLP

New York, New York
February 27, 2007



Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Mellon Funds Trust (comprised of Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund, Mellon Bond Fund, Mellon Intermediate Bond Fund, Mellon Short-Term U.S. Government Securities Fund, Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund, Mellon Massachusetts Intermediate Municipal Bond Fund, Mellon Balanced Fund, Mellon Money Market Fund, and Mellon National Municipal Money Market Fund) (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies, " of the Investment Company
Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of August 31, 2006 and from June 30, 2006 through August 31, 2006.

Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006 and from June 30, 2006 through August 31, 2006 with respect to securities reflected in the investment account of the Funds.

Mellon Funds Trust


Jim Windels
Treasurer